Exhibit 99.1

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON MAY 4, 2022

1.Date, Time and Place: The Board of Directors (“Board”) met on May 4, 2022, at 10:00 a.m., at the branch office of Suzano S.A. (“Company”) located at Avenida Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo.

2.Attendance: The following Directors attended the meeting: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Ana Paula Pessoa (Director), Gabriela Feffer Moll (Director), Maria Priscila Rodini Vansetti Machado (Director), Paulo Rogerio Caffarelli (Director), Paulo Sergio Kakinoff (Director) and Rodrigo Calvo Galindo (Director).

3.Chairman and Secretary: The meeting was chaired by Mr. David Feffer, and Silvia Krueger Pela was the secretary.

4.Agenda: Resolve on (i) the appointment of the members of the non-statutory advisory committees to this Board of Directors, in accordance with article 15 of the Company’s Bylaws, namely, (a) Sustainability Committee, (b) Strategy and Innovation Committee, (c) Personnel Committee, (d) Management and Finance Committee and (e) Appointment and Compensation Committee; (ii) the election of the members of the Statutory Audit Committee, in accordance with article 25 of the Company’s Bylaws; and (iii) the designation of Mr. Paulo Rogerio Caffarelli, member of the Company’s Board of Directors and Audit Committee, for the position of Risk Expert.

5.Minutes in Summary Form: The Directors present unanimously and without reservations resolved the drawing up of these minutes in summary form.

6.Resolutions: The Directors present, unanimously and without reservations, also resolved:

6.1.To approve the appointment of the members of the non-statutory advisory committees to the Board of Directors, under the Company’s Bylaws, the resolutions of this Board of Directors and their respective internal rules, as detailed below.

6.1.1.To be part of the Sustainability Committee for a term of two (2) years, until the first meeting of the Board of Directors to be held after the Company’s Ordinary General Meeting that resolves on the accounts referring to the fiscal year that ends on December 31, 2022:

(i) CLARISSA DE ARAÚJO LINS, Brazilian citizen, married, economist, enrolled with Individual Taxpayers’ Register (CPF/ME) under No. 851.458.317-49, bearer of ID Card (RG) No. 7.354.713-5; (ii) DAVID FEFFER, Brazilian citizen, divorced, businessman, enrolled with CPF/ME under No. 882.739.628-49, bearer of ID Card (RG) No. 4.617.720-6 SSP/SP; (iii) DANIEL FEFFER, Brazilian citizen, married, lawyer, enrolled with CPF/ME under No. 011.769.138-08, bearer of ID Card (RG) No. 4.617.718-8 SSP/SP; (iv) FABIO COLLETTI BARBOSA, Brazilian citizen, married, administrator, enrolled with CPF/ME under No. 771.733.258-20, bearer of ID Card (RG) No. 5.654.446 SSP/SP; (v) HAAKON LORENTZEN, Norwegian, married, businessman, enrolled with CPF/ME under No. 667.258.797-72, bearer of ID Card (RNE) No. W-2064-10-E; (vi) MARIA PRISCILA RODINI VANSETTI MACHADO, Brazilian citizen, married, engineer, enrolled with CPF/ME under No. 036.618.448-22, bearer of ID Card (RG) No. 8.812.418-6 SSP/SP; (vii) PHILIPPE MARIE JOSEPH JOUBERT, French and Brazilian citizen, married, economist, enrolled with CPF/ME No. 595.652.097-34, bearer of ID Card (RG) No. 04880781; (viii) RONALDO IABRUDI DOS SANTOS PEREIRA, Brazilian citizen, married, psychologist, enrolled with CPF/ME No. 223.184.456-72, bearer of ID Card (RG) No. 238.631; and (ix) GABRIELA FEFFER MOLL, Brazilian citizen, married, business administrator, enrolled with CPF/ME under No. 315.806.998-98, bearer of ID Card (RG) No. 30.082.370-8 SSP/SP; and Mr. DAVID FEFFER is designated as Coordinator of this Committee.

6.1.2.To be part of the Strategy and Innovation Committee for a term of two (2) years, until the first meeting of the Board of Directors to be held after the Company’s Ordinary General Meeting that resolves on the accounts referring to the fiscal year that ends on December 31, 2022: (i) DAVID FEFFER, described above; (ii) FABIO COELHO, Brazilian citizen, married, civil engineer, enrolled with CPF/ME under No. 711.133.807-30, bearer of ID Card (RG) No. 36288162; (iii) GABRIELA FEFFER MOLL, described above; (iv) MARCELO STRUFALDI CASTELLI, Brazilian citizen, married, mechanical engineer, enrolled with CPF/ME under No. 057.846.538-81, bearer of ID Card (RG) No. 11778104-6 SSP/SP; (v) MARCELO MOSES DE OLIVEIRA LYRIO, Brazilian citizen, divorced, economist, enrolled with CPF/ME under No. 746.597.157-87, bearer of ID Card (RG) No. 59.168.992-3 SP/SP; (vi) MARIA PRISCILA RODINI VANSETTI MACHADO, described above; (vii) NILDEMAR SECCHES, Brazilian citizen, widower, mechanical engineer, enrolled with CPF/ME under No. 589.461.528-34, bearer of ID Card (RG) No. 3.997.339-6 SSP/SP; and (viii) RODRIGO CALVO GALINDO, Brazilian citizen, married, business administrator, enrolled with CPF/ME under No. 622.153.291-49, bearer of ID Card (RG) No. 961.394 SSP/MT, and Mr. MARCELO STRUFALDI CASTELLI is designated as Coordinator of this Committee.

6.1.3.To be part of the People Committee for a term of two (2) years, until the first meeting of the Board of Directors to be held after the Company’s Ordinary General Meeting that resolves on the accounts referring to the fiscal year that ends on December 31, 2022: (i) DAVID FEFFER, described above; (ii) FABIO COELHO, described above; (iii) GABRIELA FEFFER MOLL, described above; (iv) MARCELO STRUFALDI CASTELLI, described above; (v) NILDEMAR SECCHES, described above; (vi) PAULO SERGIO KAKINOFF, Brazilian citizen, married, business administrator, enrolled with

CPF/ME under No. 194.344.518-41, bearer of ID Card (RG) No. 25.465.939-1 SSP/SP; (vii) RODRIGO CALVO GALINDO, described above; and (viii) WALTER SCHALKA, Brazilian citizen, married, engineer, enrolled with CPF/ME under No. 060.533.238-02, bearer of ID Card (RG) No. 6.567.956-8 SSP/SP; and Mr. NILDEMAR SECCHES is designated as Coordinator of this Committee.

6.1.4.To be part of the Management and Finance Committee for a term of two (2) years, until the first meeting of the Board of Directors to be held after the Company’s Ordinary General Meeting that resolves on the accounts referring to the fiscal year that ends on December 31, 2022: (i) DAVID FEFFER, described above; (ii) FABIO COELHO, described above; (iii) GABRIELA FEFFER MOLL, described above; (iv) MARCELO STRUFALDI CASTELLI, described above; (v) NILDEMAR SECCHES, described above; (vi) RODRIGO CALVO GALINDO, described above; and (vii) WALTER SCHALKA, described above; Mr. DAVID FEFFER is designated as Coordinator of this Committee.

6.1.5.To be part of the Appointment and Compensation Committee for a term of two (2) years, until the first meeting of the Board of Directors to be held after the Company’s Ordinary General Meeting that resolves on the accounts referring to the fiscal year that ends on December 31, 2022: (i) EDUARDO NUNES GIANINI, Brazilian citizen, married, consultant, enrolled with CPF/ME under No. 610.317.478-34, bearer of ID Card (RG) No. 6.408.968-7; (ii) LILIAN MARIA FEREZIM GUIMARÃES, Brazilian citizen, married, business administrator, enrolled with CPF/ME under No. 063.940.958-00, bearer of ID Card (RG) No. 10999165-5; and (iii) NILDEMAR SECCHES, described above; and Mr. NILDEMAR SECCHES is designated as Coordinator of this Committee.

6.1.6.Consign that, under the article 15 of the Company’s Bylaws, the recommendations of the non-statutory advisory committees to the Board of Directors will have an exclusively opinionative nature, and the members of such committees will not have any deliberative power or responsibility for the resolutions that may be taken based on such recommendations.

6.2.To approve the appointment of the following members to be part of the Statutory Audit Committee of the Company for a term of two (2) years, until the first meeting of the Board of Directors to be held after the Company’s Ordinary General Meeting that resolves on the accounts referring to the fiscal year that ends on December 31, 2022, in accordance with article 25 of the Company’s Bylaws: (i) ADRIANA CAETANO, Brazilian citizen, married under separate property regime, accountant, enrolled with CPF/ME under No. 012.187.466-45, bearer of ID Card (RG) No. 27571834 SSP/SP, resident and domiciled in the City of São Paulo, State of São Paulo, at Avenida Horácio Lafer, 123, apartment 183, Itaim Bibi, ZIP Code 04538-080; (ii) ANA PAULA PESSOA, Brazilian citizen, married, economist, enrolled with CPF/ME under No. 865.873.407-25, bearer of ID Card (RG) No. 06.329.796-4 IFP/RJ, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua General Tasso Fragoso, 33, block 5, apartment. 401, CEP 22470-170; (iii) CARLOS BIEDERMANN, Brazilian citizen, married, accountant, enrolled with CPF/ME under No. 220.349.270-87, bearer of ID Card (RG) No. 9003183911 SSP/RS, resident and domiciled in the City of Porto Alegre, State of Rio Grande do Sul, at Rua João

Caetano, 507, apartment 301, Três Figueiras, ZIP Code 90470-260; (iv) MARCELO MOSES DE OLIVEIRA LYRIO, described above; (v) RODRIGO KEDE DE FREITAS LIMA, Brazilian citizen, married, mechanical engineer, enrolled with CPF/ME under No. 013.620.537-24, bearer of ID Card (RG) No. 09038423-1 SSP/RJ, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek, 1909, 26th floor, Torre Norte, Vila Olímpia, ZIP Code 04543-907; and (vi) PAULO ROGERIO CAFFARELLI, Brazilian citizen, married, executive, enrolled with CPF/ME under No. 442.887.279-87, bearer of ID Card (RG) No. 33813902 PR, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Alameda Xingu, 512, 31st floor, Alphaville, Barueri, ZIP Code 06455-030; and Ms. ANA PAULA PESSOA is designated as Coordinator of this Committee.

6.3.To approve the appointment of Mr. PAULO ROGERIO CAFFARELLI, qualified above, as Risk Expert of the Company’s Board of Directors and Audit Committee, elected (i) to the position of independent member of the Board of Directors by the Company’s Ordinary General Meeting held on April 25, 2022; and, as resolved above, (ii) to the position of member of the Statutory Audit Committee; in view of the verification of the requirements established by the Governance indexes.

7.Closure: There being no further matters to be discussed, the Meeting was closed. The minutes of the Meeting were drafted, read and approved by all Directors present.

São Paulo, SP, May 4, 2022.

Board:

___________________________ David Feffer Chairman	___________________________ Silvia Krueger Pela Secretary

Directors Present:

___________________________ David Feffer Chairman of the Board	___________________________ Daniel Feffer Vice-Chairman of the Board of Directors
___________________________ Nildemar Secches Vice-Chairman of the Board of Directors	___________________________ Ana Paula Pessoa Director
___________________________ Gabriela Feffer Moll Director	___________________________ Maria Priscila Rodini Vansetti Machado Director

___________________________ Paulo Rogerio Caffarelli Director	___________________________ Paulo Sergio Kakinoff Director
___________________________ Rodrigo Calvo Galindo Director